UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

 SCHEDULE 14F-1
AMENDMENT NO. 1

 INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14(f)-1 THEREUNDER

 LEOPARD CAPITAL INC.
(Exact name of registrant as
specified in its corporate charter)

Nevada (State of Incorporation)	000-30644 (Commission File No.)	98-0348086 (IRS Employer Identification No.)

1574 Gulf Road #1505
Point Roberts, WA 98281
(Address of principal executive offices)

 (604) 879-9001
(Registrant's telephone number)

LEOPARD CAPITAL INC.

 INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

INTRODUCTION

            This Information Statement is being sent to you in connection with an anticipated change in all members of the Board of Directors of Leopard Capital Inc. (the "Company").  It is being mailed on or before January 27, 2004, to all persons who are holders of record of the Company's common stock as of January 23, 2004.

             This Information Statement is being delivered to provide information regarding anticipated changes in the membership of the Board of Directors of the Company in conjunction with completion of a proposed share exchange transaction with China Expert Network Company Limited, a Hong Kong corporation ("China Expert"), and is provided for information purposes only.

 YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  HOWEVER, NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

 Terms of Transaction

             The Company has entered into an Agreement for Share Exchange with China Expert which is dated December 30, 2003. Under the terms of this Agreement, the Company will acquire all of the issued and outstanding stock of China Expert in exchange for the issuance of 19,935,000 shares of its common stock.  In conjunction with completion of the share exchange transaction, the Company will also issue a total of 1,400,000 additional shares to various persons as compensation for services.

             Upon closing of the share exchange transaction, China Expert will become a wholly-owned subsidiary of the Company.  China Expert is primarily engaged in the business of providing large-scale network infrastructure construction for community and municipal governments in China.

             Closing of the share exchange transaction will also result in a change in control of the Company.  Upon completion of the share exchange transaction and the related share issuances, the Company will have a total of approximately 22,063,470 shares issued and outstanding of which 19,935,000, or approximately 90.35%, will be owned by persons who were previously shareholders of China Expert.

             Upon completion of the share exchange transaction, all of the current officers and directors of the Company will resign, and persons designated by China Expert will be appointed as the officers and directors of the Company.

             It is currently anticipated that the closing under the Agreement for Share Exchange will be completed on or before February 9, 2004.

MANAGEMENT

             The following table sets forth the names and ages of the current officers and directors of the Company.  The Company has not had standing audit, nominating or compensation committees of the Board of Directors or committees performing similar functions. All such applicable functions have been performed by the Board of Directors as a whole.  During the fiscal year ended December 31, 2003, the Board of Directors held three formal meetings.

             The directors and executive officers currently serving the Company are as follows:

Name	Age	Positions held and tenure
Terry G. Cook	54	President and Director since May, 1998
Cam Dalgliesh	60	Secretary and Director since May, 1998

Biographical Information

 Mr. Terry G. Cook

            Mr. Cook is currently President and a Director of the Company, and also holds the positions of Chief Financial Officer and Treasurer. He has been employed with the Company since May 1998. His responsibilities include general management and financial management. Mr. Cook is a graduate of Harvard Business School where he received an MBA in 1974. Since 1978 to the present he has continuously been the President and a Director of Stanford Capital, Inc. (formerly Westridge Capital Inc.), a management and investment company. Mr. Cook has over 20 years experience in creating and building small and medium sized businesses and real estate ventures as a result of his work with Stanford Capital, Inc.

 Mr. Cam Dalgliesh

             Mr. Dalgliesh is a Director of the Company and also holds the position of Secretary. His responsibilities include assisting Mr. Cook in our general administration and planning. Mr. Dalgliesh has a Bachelor of Arts Degree and has extensive experience in several small and medium sized businesses. Following a short period of traveling, Mr. Dalgliesh joined Quicksilver Messengers in October 1998 and has been with them ever since, in the customer service area.  Prior to that he worked from May 1997 to June 1998 with K&H Dispatch Couriers Ltd, a courier company that has been in business over 25 years.

             There are no family relationships between any of the current directors or officers of the Company.

Compliance with Section 16(a) of the Exchange Act.

Terry G. Cook, who is currently the President and a Director of the Company has filed an Initial Report of Beneficial Ownership on Form 3.

NOMINEES TO BECOME COMPANY OFFICERS AND DIRECTORS

             The following table sets forth the names and ages of each of the persons expected to be appointed as an officer or director of the Company following completion of the share exchange transaction described herein between the Company and China Expert:

Name	Age	Position
Zhu Xiaoxin	37	President and Director
Lai Man Yuk	35	Vice President and Director
Kung Sze Chan	55	Chief Executive Officer and Director
Jeff Cheung Ming	34	Chief Financial Officer
Samuel K.K. Lo	29	Chief Legal Officer
Song Feng	40	Chief Operating Officer
Wu Liming	39	Chief Technical Officer

The directors named above will serve until the first annual meeting of the Company's stockholders following completion of the share exchange transaction, or until their successors have been appointed.  Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.   Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated.  Except for the plan described herein to appoint new directors following completion of the share exchange transaction, there is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board.   There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

Biographical Information

Mr. Zhu Xiaoxin

            From April 1998 to September 1999, Mr. Zhu was the Executive Manager for Syscan Technology (Shenzhen) Company Limited.  From September 1999 to June 2000, he was President of Shenzhen Hecheng Technology Company Limited.  From 2002 to 2003, he was the Vice President of Expert Network Development (Shenzhen) Company Limited.  Since December 2003, Mr. Zhu has been the President of China Expert Network Company, Ltd.  In 1987 Mr. Zhu received a Bachelor of Science from the University of Science and Technology of China.  Since 1999 he has been a Researcher at the Jiangxi University of Finance and Economics.  Mr. Zhu has qualified as an Economist in China.

Mr. Lai Man Yuk

            From April 1995 to April 2000, Mr. Lai was the Director for Sunkock Development Limited, a Hong Kong company specializing in Hong Kong and China trading and investment matters.  Since May 2000, he set up China Expert Network Company, Ltd., a Hong Kong company to do IT and E-government projects through he well-established personal networks in China.  He is now also the Vice President and Director of the same company.  During 1987 to 1989 Mr. Lai studied in Liming University in Fujian, China for the subject of Chinese Medicine.

Mr. Kung Sze Chau

            Mr. Kung is the Chief Executive Officer and a director of China Expert Network Company Limited.  He has held these positions since May 2000.  Mr. Kung has over 20 years experience in investment and management.  He was the past Vice President and Managing Director of many large-scale enterprises in PRC.   He also specializes in biological pharmaceutical and property investments.

Mr. Jeff Cheung Ming

            From 1996 to 1999, Mr. Cheung was Audit Senior for RSM Nelson Wheeler, Certified Public Accountants.  From 1999 to 2000, he was Group Internal Audit Officer for Casil Telecommunications Holdings Limited, a Hong Kong publicly listed company.   In 2001, he was Audit Semi-Senior for Assurance and Business Advisory Services at Deloitte Touche & Tohmatsu, Certified Public Accountants.  Since 2002, Mr. Cheung has been the Chief Financial Officer for China Expert Network Company Limited.  Mr. Cheung received an Honours diploma from the Hong Kong Shue Yan College, a Bachelors of Business Administration from the University of Lincolnshire & Humberside in the United Kingdom, and a Master of Arts in International Accounting from the City University of Hong.  Mr. Cheung is an Associate Member of the Hong Kong Society of Accountants, the Taxation Institute of Hong Kong, and The Association of International Accountants.  He is a Fellow Member of the IT Accountants Association of Hong Kong

Mr. Samuel Lo

            From April 1998 to September 1999, Mr. Lo was a Trainee Solicitor at Li, Wong & Lam, a law firm located in Hong Kong.  From September 1999 to June 2000, he was an Associate Solicitor with the same company, and from June 2000 to November 2000, a Consultant Solicitor, also with Li, Wong & Lam.  Since June 2000, Mr. Lo has been Chief Legal Counsel to China Expert Network Company, Ltd.  Currently he is also Advisor of PRC Commercial & Legal Affairs of the Government of the Hong Kong Special Administrative Region, Trade and Industry Department.   Mr. Lo received a Bachelor of Laws from the University of Hong Kong in 1996.  In 1997 he received a Postgraduate Certificate in Laws, also from the University of Hong Kong.  In 2001 he received a Certificate of PRC Civil & Commercial Law from the Tsinghua University, China.  Additionally, in 1999, Mr. Lo received the qualification of Solicitor of the High Court of the Hong Kong Special Administrative Region.  He is a Member of the Law Society of Hong Kong, and a Member of the Society of Business Practitioners of England.

Mr. Song Feng

            From 1996 to 1999, Mr. Song was Senior Engineer at China National Guizhou Aviation Industry Co., Ltd.   During this time he was also Project Officer with the China National Reference System of Technical Information Network.  From January to June 2000, he was Senior Manager at the Chinese company, Netbig Co., Ltd.  From July to September 2000, Mr. Song was Chief Technical Officer of Calili Information Network Co., Ltd., a Chinese company.  Since September 2000, Mr. Song has been the Chief Operating Officer for China Expert Network Co., Ltd., a Hong Kong company.  Mr. Song holds a Bachelor of Engineering from Beijing University of Aviation and Aerospace.   In 2001 he completed a Master of Engineering Management, also from Beijing University of Aviation and Aerospace.

Mr. Wu Liming

            From 1989 to 1992, Mr. Wu lectured at the Shenyang Architecture and Civil Engineering Institute.  From 1995 to 1997, he was an Associate Professor at the Shenyang Architecture and Civil Engineering Institute.  Mr. Wu was a Visiting Scholar to the Hongkong Polytechnic University from 1997 to 1998.   From 1998 to 2001, he was Chief Technical Officer at the Hunan Eintech Technical Col, Ltd., in China.  Since 2001, Mr. Wu has been Chief Technical Officer at China Expert Network Co., Ltd.  Mr. Wu has received his Bachelor's degree from Peking University in 1986, and his Master's from Peking University in 1989.  In 1995, he was awarded a Ph.D from Northeastern University.

SECURITY OWNERSHIP OF CERTAIN CURRENT BENEFICIAL OWNERS AND MANAGEMENT

            The following table sets forth, as of the date of this Schedule, stock ownership of each executive officer and director of Leopard Capital Inc., of all executive officers and directors of Leopard Capital Inc., as a group, and of each person known by Leopard Capital Inc., to be a beneficial owner of 5% or more of its Common Stock.  The table also sets forth the anticipated stock ownership of each executive officer, each person who is expected to be appointed as a director of the Company, and each person who is expected to be a beneficial owner of 5% or more of the Company's common stock following completion of the share exchange transaction with China Expert Network Company Limited.  Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as to such shares.  No person listed below has any options, warrant or other right to acquire additional securities of Leopard Capital Inc., except as may be otherwise noted.

Name and Address	Number of Shares Beneficially Owned Before Closing Under Agreement for Share Exchange	Percent of Class Before Closing Under Agreement for Share Exchange	Number of Shares Beneficially Owned After Closing Under Agreement for Share Exchange	Percent of Class After Closing Under Agreement for Share Exchange
Terry G. Cook (1) (4) 10655 NE 4th Street, Suite 400 Bellevue, WA 98004	643,576	88.35%	843,576	3.82%
Cam Dalgliesh (1) 1574 Gulf Road #1505 Point Roberts, WA 98281	0	0	0	0
Zhu Xiaoxin (2) (3) 31/F, Development Centre, 2010 Renminnan Road, Shenzhen, PR China	0	0	0	0
Lai Man Yuk (3) Rooms 2703-04 Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong	0	0	0	0
Kung Sze Chau (2) (3) Rooms 2703-04 Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong	0	0	0	0
Jeff Cheung Ming (2) B1, 9/F, Loyong Court Commercial Building, 212-220 Lockhart Road, Wanchai, Hong Kong	0	0	0	0
Samuel K.K. Lo (2) Room 7A, Deltec Court, 73c Waterloo Road, Kowloon, Hong Kong	0	0	0	0
Song Feng (2) 31/F, Development Centre, 2010 Renminnan Road, Shenzhen, PR China	0	0	0	0

Wu Liming (2) 31/F, Development Centre, 2010 Renminnan Road, Shenzhen, PR China	0	0	0	0
China Data Holdings Limited (3) Rooms 2703-04 Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong	0	0	9,967,500	45.18%
Ibroader Developments Limited Rooms 3505-3506 Edinburgh Tower The Landmark 15 Queen's Road Central Hong Kong	0	0	3,709,904	16.81%
China Link Investment Group Limited Rooms 2703-04 Great Eagle Centre 23 Harbour Road Wanchai, Hong Kong	0	0	2,270,595	10.29%
I-Mode Technology Limited Flat E, 21st Floor, Tower 2 The Waterfront 1 Austin Road West Tsimshatsui, Hong Kong	0	0	1,993,500	9.04%
Skyview Industry Limited Flat 28A1, 28th Floor, Block A Mount Parker Lodge 10 Hong Pak Path Quarry Bay, Hong Kong	0	0	1,993,500	9.04%
All Current Officers and Directors as a Group (1 in Number)	643,576	88.35%	843,576	3.82%

(1)           The person listed is currently an officer, a director, or both, of the Company.

(2)           The person listed is nominated to become an officer, a director, or both, of the Company following completion of the share exchange transaction.

(3)           Zhu Xiaoxin, Kung Sze Chau and Lai Man Yuk, who will be directors and officers of the Company following completion of the share exchange transaction, are  hold 19%, 9.09% and 25.448% of the shares of China Data Holdings Limited respectively.

(4)           Mr. Cook's shares are held indirectly through Hudson Capital Corporation, a company controlled by Terry G. Cook.

EXECUTIVE COMPENSATION OF CURRENT MANAGEMENT

            No compensation was paid during Fiscal 2002 or Fiscal 2003 to any of the officers or directors of the Company to the extent that they were compensated in excess of $60,000.

            The Company has no written employment agreements with any of its officers or directors.

            On November 21, 2002, the Board of Directors of the Company unanimously adopted the 2002 Stock Option Plan for the Company (the "Plan"). Under the Plan, the Compensation Committee of the Board of Directors, in its discretion, may grant common stock or stock options to purchase common stock of the Company to key employees, consultants, and non-employee directors of the Company. The Company has reserved 107,250 shares of common stock for the grant of options under the Plan, subject to anti-dilution provisions.   At the annual meeting held on January 21, 2003 the stockholders approved the Plan.  As of the date hereof, no stock or stock options have been granted under the Plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Share Exchange Transaction

            Under the terms of the Agreement for Share Exchange, at the time of closing under that Agreement, the Company is required to issue a total of 200,000 shares to Hudson Capital Corporation, as compensation for consulting services.  Terry G. Cook, who is the President and a Director of the Company, is the controlling shareholder of Hudson Capital Corporation.

Indemnification of Officers and Directors

            As permitted by Nevada law, the Company's Bylaws provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being, or having been, Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct.   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

            The Company's Bylaws exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of General Corporation Law of the State of Nevada (NRS 78.7502), or any transaction from which a director receives an improper personal benefit.  This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

LEGAL PROCEEDINGS

            The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.  No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

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THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY.  NO ACTION ON YOUR PART IS SOUGHT OR REQUIRED.

January 23, 2004